Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K ) www.charteredsemi.com	880 N. McCarthy Blvd., Ste. 100 Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938
 N e w s  R e l e a s e

Investor Contacts:
Suresh Kumar	Lim Li Chuen
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	lclim@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Celestine Lim
(1) 408.941.1185	(65) 6360.4017
tiffanys@charteredsemi.com	celestinelim@charteredsemi.com
CHARTERED UPDATES GUIDANCE FOR THIRD QUARTER
SINGAPORE — September 7, 2009 — Today, in a mid-quarter update, Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTEREDSC) revised its third quarter 2009 guidance, which was originally provided on July 24, 2009.
“Compared to our expectation in July, we are seeing incremental improvement in our business, mainly coming from our mature technologies. Therefore, we are now revising our revenue guidance upward. Based on the mid-point of our revised guidance for revenues including our share of SMP revenues, wafer shipments are now expected to increase approximately 24 percent compared to second quarter of 2009. In line with higher revenues, we expect net loss to improve approximately $18 million compared to our previous guidance,” said George Thomas, senior vice president & CFO of Chartered.
Chartered plans to release its third quarter 2009 results on Friday, October 23, 2009, Singapore time, before the Singapore market opens. Chartered’s original guidance for third quarter 2009 was published in the Company’s second quarter 2009 earnings release dated July 24, 2009, which can be found on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, Earnings Releases section.

The revised outlook for third quarter 2009 is as follows:

	2Q 2009	3Q 2009
	Actual	July 24 Guidance	Revised Guidance
		Midpoint/Range	Midpoint/Range
Revenues	$349.0M	$388M, ± $6M	$410M, ± $5M
Revenues including Chartered’s share of SMP	$368.8M	$411M, ± $7M	$435M, ± $6M
ASP (a)	$921	$880, ± $20	$875, ± $15
ASP including Chartered’s share of SMP (a)	$910	$871, ± $25	$867, ± $20
Utilization	60%	70%, ± 3%	74%, ± 2%
Gross profit (loss)	$30.9M	$66M, ± $6M	$81M, ± $5M
Net income (loss) (b)	($39.4M)	($22M), ± $5M	($4M), ± $4M
Basic earnings (loss) per ADS (b)(c)	($0.50)	($0.26), ± $0.05	($0.07), ± $0.04

(a)	Eight-inch equivalent wafers.

(b)	The net income (loss) per share and basic earnings (loss) per ADS does not comprehend the expenses Chartered may incur in connection with the corporate action that is separately announced today.

(c)	Basic earnings (loss) per ADS is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares, projected to be approximately $2.6 million in third quarter 2009.
About Chartered
Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTEREDSC), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 40/45 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and five 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to the incremental improvement in our business, increase in wafer shipments in third quarter and the revision of our guidance for 3Q09 results reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are changes in our business resulting in announcement, consummation or the termination of the corporate transaction that is separately announced today, decreased consumer confidence, credit crisis, financial market turmoil and the deteriorating global economic conditions; changes in the demands from our customers; demand and supply outlook in the semiconductor market; competition from existing foundries and new foundry companies resulting in pricing pressures; excess inventory, life cycle, market outlook and trends for specific products; products mix; unforeseen delays, interruptions, performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and the other joint development partners); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2008 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Reporting requirements under the Singapore Code on Takeovers & Mergers
The guidance set forth in this news release constitutes a forecast under the Singapore Code on Takeovers and Mergers. Upon the announcement of the corporate action referred to above, a forecast is required to be reported upon by the auditors and financial advisers of the Company under the Code and the guidance will accordingly be reported in compliance with the Code.
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